Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED TRUST AGREEMENT OF

ENDURO ROYALTY TRUST

This First Amendment (this “Amendment”) to Amended and Restated Trust Agreement of Enduro Royalty Trust dated as of November 3, 2011 (the “Agreement”) is entered into on September 6, 2017 but effective for all purposes as of August 30, 2017 by and among Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro”), Wilmington Trust Company, a trust company organized under the laws of the State of Delaware (“Wilmington Trust”), as Delaware Trustee, and The Bank of New York Mellon Trust Company, N.A., a national association organized under the laws of the State of New York (the “Bank”), as Trustee.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

WHEREAS, at a special meeting (the “Special Meeting”) of the Trust Unitholders held on August 30, 2017, the Trust Unitholders approved amendments to the Agreement as more specifically set forth in the Trust’s Notice of Special Meeting of Unitholders and proxy statement dated July 11, 2017;

WHEREAS, Enduro, the Bank, acting in its capacity as Trustee, and Wilmington Trust, acting in its capacity as the Delaware Trustee, now desire to amend the Agreement to reflect the amendments approved by the Trust Unitholders at the Special Meeting;

NOW THEREFORE, in consideration of the above premises, Enduro, the Bank, acting in its capacity as Trustee, and Wilmington Trust, acting in its capacity as the Delaware Trustee, hereby amend the Agreement as follows:

Section 1.                                           Amendments to Agreement.  The Agreement is hereby amended as follows:

A.                                    Section 3.02 of the Agreement is hereby deleted in its entirety and replaced by the following:

Section 3.02                             Limited Power of Disposition.

(a)                                 The Trustee shall not release, sell or otherwise dispose of all or any part of the Trust Estate, including, without limitation, all or any portion of the Net Profits Interest, or any interest therein, except that the Trustee is directed to release, sell and convey all or any portion of the Net Profits Interest as provided in Section 3.02(b), Section 3.02(c), Section 3.02(d), Section 3.07 or Section 9.03, as applicable.  No Trust Unitholder approval shall be required for any release, sale or conveyance of the Net Profits Interest under Section 3.02(c), Section 3.07 or Section 9.03, as applicable.

(b)                                 In the event that Enduro notifies the Trustee that it desires the Trustee to sell or dispose of (except for releases, which are addressed under Section 3.02(c) or Section 3.02(d)) all or any part of the Trust Estate, including, without limitation, all or any portion of the Net Profits Interest, or any interest therein, the Trustee shall sell the applicable portion of the Trust Estate for cash if approved by the Trust Unitholders of record holding at least 75% of the then outstanding Trust Units at a meeting held in accordance with the requirements of Article VIII.  This Section 3.02(b) shall not be construed to require approval of the Trust Unitholders for any sale or other disposition of all or any part of the Trust Estate pursuant to Section 3.02(c), Section 3.07 or Section 9.03.

(c)                                  Enduro and its Affiliates may at any time and from time to time sell a divided or undivided portion of their interests in the Underlying Properties, free from and unburdened by the Net Profits Interest (without the consent of the Trustee), subject to the following terms and conditions:

(i)                                    no sale of a portion of Enduro’s or its Affiliates’ interests in the Underlying Properties shall be permitted under this paragraph (c) if (A) the sale is to a Person who is an Affiliate of Enduro, (B) the sale relates to an interest in the Underlying Properties that accounted for in excess of 0.25% of the total production from the Underlying Properties during the most recently completed 12 calendar months or (C) the aggregate Fair Value of all portions of the Net Profits Interest released by the Trustee pursuant to this paragraph (c) would exceed $500,000 during any consecutive 12-month period;

(ii)                                 in connection with any sale pursuant to this paragraph (c), the Gross Fair Value of the portion of the Net Profits Interest released by the Trustee shall be an “Offset Amount” (as defined in the Conveyance) against the Gross Deductions when determining the amount of cash attributable to the Net Profits Interest; and

(iii)                              the Trustee shall have received a certificate from Enduro certifying to the Trustee and the Trust that the amount to be offset pursuant to clause (ii) above represents the Gross Fair Value of the portion of the Net Profits Interest to be released by the Trustee.

Upon receipt of (a) written notice of such a sale given by Enduro or its Affiliates, (b) an accurate description of the Net Profits Interest to be conveyed, and (c) a certification of Enduro or other sufficient information to evidence conclusively that the conditions to transfer described in the Conveyance and in this paragraph (c) have been satisfied, the Trustee shall (subject to clauses (i) through (iii) above) terminate and release the Net Profits Interest with respect to the applicable Underlying Properties through execution and delivery of a Trustee Release at the closing of such sale, and such other instruments, agreements and documents as Enduro or its Affiliates may reasonably request, to evidence or effect the transfer of such portion of Enduro’s or its Affiliates’ interests in the Underlying Properties, free from and unburdened by the Net Profits Interest.

(d)                                 Notwithstanding Section 3.02(c) to the contrary, Enduro and its Affiliates may from time to time sell a divided or undivided portion of their interests in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of Trust Unitholders of record holding at least 50% of the then outstanding Trust Units at a meeting held in accordance with the requirements of Article VIII.  The proceeds of any sale approved by the Trust Unitholders as set forth in this Section 3.02(d) shall be distributed in the manner approved by such Trust Unitholders at such meeting.

(e)                                  Following the sale of all or any portion of the Underlying Properties, Enduro will be relieved of its obligations with respect to the Net Profits Interest that burdens such portion of the Underlying Properties.  Promptly after completion of any such sale, Enduro shall so notify the Trustee in writing.  Any purchaser of such Underlying Properties shall be the assignee of Enduro to the extent of the interest sold and shall be bound by the obligations of Enduro under this Agreement and the Conveyance to such extent.

(f)                                   Anything herein to the contrary notwithstanding, the Trustee shall not agree to any distribution of the Net Profits Interest or any other asset of the Trust that would cause the interest of a Trust Unitholder to be treated (except for tax purposes) as an interest other than an intangible personal property interest.  Unless required to sell pursuant to this Section 3.02, or pursuant to Section 3.07 or Section 9.03, or to distribute the Monthly Cash Distribution pursuant to Section 5.02, the Trustee is authorized to retain any part of the Trust Estate in the form in which such property was transferred to the Trustee, without regard to any requirement to diversify investments or other requirements.

(g)                                  Any conveyance, transfer or other disposition not expressly addressed in this Agreement shall be governed by the provisions of the Conveyance.  In the event that there is a conflict between the provisions of the Conveyance and this Agreement, the provisions of the Conveyance shall control to the extent of such conflict.

B.                                    Section 8.02 of the Agreement is hereby deleted in its entirety and replaced by the following:

Section 8.02                             Call and Notice of Meetings.  Any such meeting of the Trust Unitholders may be called by the Trustee or by Trust Unitholders owning of record not less than 10% in number of the then outstanding Trust Units.  The Trustee may, but shall not be obligated to, call meetings of Trust Unitholders to consider amendments, waivers, consents and other changes relating to the Transaction Documents to which the Trust (or the Trustee as trustee of the Trust) is a party.  In addition, at the written request of the Delaware Trustee, unless the Trustee appoints a successor Delaware Trustee in accordance with Section 6.05, the Trustee shall call such a meeting but only for the purpose of appointing a successor to the Delaware Trustee upon its resignation.  All such meetings shall be held at such time and at such place as the notice of any such meeting may designate.  Except as may otherwise be required by any applicable law or by the rules of any securities exchange or quotation system on which the Trust Units may be listed or admitted to trading, the Trustee shall provide notice of every meeting of the Trust Unitholders authorized by the Trustee or the Trust Unitholders calling the meeting, setting forth the time and place of the meeting and in general terms the matters proposed to be acted upon at such meeting, which notice shall be given in accordance with Section 12.09 of this Agreement not more than 60 nor less than 20 days before such meeting is to be held to all of the Trust Unitholders of record at the close of business on a record date selected by the Trustee (the “Record Date Trust Unitholders”), which shall be not more than 60 days before the date of such notice.  If such notice is given to any Trust Unitholder by mail, it shall be directed to such Trust Unitholder at its last address as shown by the ownership ledger of the Trustee and shall be deemed duly given when so addressed and deposited in the United States mail, postage paid.  No matter other than that stated in the notice shall be acted upon at any meeting.  Only Record Date Trust Unitholders shall be entitled to notice of and to exercise rights at or in connection with the meeting.  All costs associated with calling any meeting of the Trust Unitholders (including, without limitation, meeting costs, proxy preparation costs, proxy solicitation costs and costs of counsel and other advisors associated therewith) shall be borne by the Trust other than a meeting of the Trust Unitholders called by Trust Unitholders owning of record not less than 10% in number of the then outstanding Trust Units, which costs shall be borne by the Trust Unitholders that called such meeting of Trust Unitholders.  Notwithstanding the preceding sentence, if any transaction contemplated by Section 3.02(d) of this Agreement is approved by Trust Unitholders as contemplated therein, then all costs associated with calling any such meeting of the Unitholders (including, without limitation, meeting costs, proxy preparation costs, proxy solicitation costs and costs of counsel and other advisors associated therewith) shall be paid eighty percent (80%) by the Trust and twenty percent (20%) by Enduro.

C.                                    Section 10.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 10.01                      Prohibited Amendments.  After the Closing, no amendment may be made to any provision of this Agreement that would:

(a)                                 increase the power of the Delaware Trustee or the Trustee to engage in business or investment activities;

(b)                                 alter the rights of the Trust Unitholders vis-à-vis each other; or

(c)                                  unless consented to in writing by Enduro, have the effect of amending Sections 3.02, 6.02, 7.02, 9.02, 9.03, 10.01 or 10.02 hereof. If Enduro consents to an amendment of any of the foregoing sections, such amendment shall be considered a permitted amendment which may be made only if approved in accordance with Section 10.02(b).

D.                                    Section 10.02(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

(b) All other permitted amendments to the provisions of this Agreement or any other Transaction Document to which the Trust (or the Trustee as trustee of the Trust) is a party may be made only by the affirmative vote of the Trust Unitholders of record holding at least 75% of the then outstanding Trust Units at a meeting held in accordance with the requirements of Article VIII.

Section 2.                                          Miscellaneous.

A.                                   Agreement in Effect.  Except as hereby amended, the Agreement shall remain in full force and effect.

B.                                   Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

C.                                   Severability.  If any provisions of this Amendment or the application thereof to any Person or circumstances shall be finally determined by a court of proper jurisdiction to be illegal, invalid or unenforceable to any extent, the remainder of this Amendment or the application of such provision to Persons or circumstances other than those as to which it is held illegal, invalid or unenforceable shall not be affected thereby, and every remaining provisions of this Amendment shall be valid and enforced to the fullest extent permitted by law.

D.                                   Counterparts.  This Amendment may be executed in a number of counterparts, each of which shall constitute an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, this Amendment has been duly executed on the date set forth above.

ENDURO RESOURCE PARTNERS LLC

By:	Enduro Resource Holdings LLC,
its sole member

By:	/s/ Jon S. Brumley
	Name:	Jon S. Brumley
	Title:	President and Chief Executive Officer

WILMINGTON TRUST COMPANY

By:	/s/ Clarice Wright
	Name:	Clarice Wright
	Title:	Assistant Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Sarah Newell
	Name:	Sarah Newell
	Title:	Vice President and Trust Officer